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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ____________

                                  SCHEDULE 13D
                                  ____________



                     UNDER THE SECURITY EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*





                               Axeda Systems Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                    054959101
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                                 (CUSIP number)


                             ASOC Acquisition Corp.
                            c/o JMI Management, Inc.
                              1119 St. Paul Street
                               Baltimore, MD 21202
                                 (410) 385-2693
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 1, 2005
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             (Date of Event which Requires Filing of this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the
Notes).
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CUSIP NO. 054959101                    13D                     PAGE 2 OF 6 PAGES
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  1.   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       ASOC Acquisition Corp.
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  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[_]
                                                                          (b)[X]

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  3.   SEC USE ONLY


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  4.   SOURCE OF FUNDS*

       OO
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  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]

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  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                   7.   SOLE VOTING POWER

                        2,238,090
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  NUMBER OF        8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY       -----  --------------------------------------------------------
    EACH           9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH         -----  --------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        2,238,090
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 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,238,090 (1)
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 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]

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 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.4%
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 14.   TYPE OF REPORTING PERSON*

       CO
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                                *SEE INSTRUCTIONS

(1) Includes 1,923,949 shares of common stock issuable upon the exercise of options that are exercisable within 60 days after September 1, 2005.
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CUSIP NO. 054959101                    13D                     PAGE 3 OF 6 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock" or the "Shares"), of Axeda Systems Inc., a corporation organized under the laws of the state of Delaware (the "Company"). The Company's principal executive offices are located at 21 Oxford Road, Mansfield, Massachusetts 02048.

         This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or that any Amendment thereto is required to be filed.



ITEM 2.  IDENTITY AND BACKGROUND.

         ASOC Acquisition Corp. ("Acquisition Corp.") is a corporation formed under the laws of Delaware for the purpose of effecting the acquisition of substantially all of the device relationship management systems business of the Company and its indirect wholly-owned subsidiaries, Axeda Systems Operating Company, Inc. and Axeda IP, Inc. Acquisition Corp. is owned by JMI Equity Fund V, L.P. and JMI Equity Fund V (AI), L.P. (the "Funds"). Each Fund is a limited partnership organized under the laws of Delaware and is an investment fund principally engaged in the business of making venture capital and other investments. JMI Associates V, L.L.C. (the "General Partner") is a limited liability company organized under the laws of Delaware and is the sole general partner of each of the Funds. The General Partner is principally engaged in the business of making investments for, and acting as general partner or other authorized person of, investment funds engaged in venture capital and other investments. Bradford Woloson is the sole officer and director of Acquisition Corp. and a managing member of the General Partner. Mr. Woloson is a citizen of the United States of America. The principal business office of each of Acquisition Corp., the Funds, the General Partner and Mr. Woloson is c/o JMI Management, Inc., 1119 St. Paul Street, Baltimore, Maryland 21202.

         During the last five years, neither Acquisition Corp., the Funds, the General Partner nor Mr. Woloson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Acquisition Corp., the Funds, the General Partner nor Mr. Woloson was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in Item 5 below, Acquisition Corp. has been given a proxy with respect to, but has not purchased, certain shares of Common Stock of the Company. Acquisition Corp. has not expended any funds in connection therewith.
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CUSIP NO. 054959101                    13D                     PAGE 4 OF 6 PAGES
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ITEM 4.  PURPOSE OF TRANSACTION.

         On September 1, 2005, Acquisition Corp. and the Company and its indirect wholly-owned subsidiaries, Axeda Systems Operating Company, Inc. and Axeda IP, Inc., entered into an Asset Purchase Agreement (the "Purchase Agreement"), pursuant to which Acquisition Corp. will acquire substantially all of the assets of the device relationship management systems business of the Company, Axeda Systems Operating Company, Inc. and Axeda IP, Inc. (the "Transaction").

         In connection with the Purchase Agreement, Acquisition Corp. entered into Voting Agreements with certain officers and directors of the Company (the "Shareholders") pursuant to which the Shareholders (i) agreed to restrict their ability to transfer or dispose of their Shares, (ii) agreed to vote their Shares in such manner as will facilitate consummation of the Transaction and (iii) granted to Acquisition Corp. an irrevocable proxy to vote the Shares with respect to matters necessary to approve and consummate the Transaction. Acquisition Corp. required the Shareholders to enter into the Voting Agreements as an indication of their support for the Transaction and their willingness to vote their Shares in favor of the Transaction at the meeting of the Company's shareholders at which approval of the Transaction will be considered.

         In connection with the Purchase Agreement, the Company will be required to amend its certificate of incorporation to change its name to one that does not include the word "Axeda" as a condition to consummating the Transaction.

         In connection with the Transaction, the Funds made a total of $1,500,000 of Bridge Loans to the Company. The Bridge Loans bear interest at a rate of 7% per annum, and will become due at the time of closing of the Transaction, upon the occurrence of an event of default under the Bridge Loans, termination of the Purchase Agreement for any reason or on December 15, 2005, whichever occurs first. As collateral for the Bridge Loans, the Company granted the Funds a security interest in all of the assets of the device relationship management systems business. The notes from the Company evidencing the Bridge Loans may be surrendered as partial payment of the purchase price under the Purchase Agreement.

         Except as set forth above or in Item 5, Acquisition Corp. does not have any plans or proposals concerning the Company with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Pursuant to the Voting Agreements, the Shareholders agreed to vote the Shares held by such Shareholders in favor of approval of the
Purchase Agreement and the Transaction and any matter necessary for consummation of the Transaction, and appointed Acquisition Corp. their proxy to vote such Shares with respect to certain matters relating to the Transaction. As of September 1, 2005, the Shareholders beneficially owned an aggregate of 2,238,090 Shares (including 1,923,949 shares of
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CUSIP NO. 054959101                    13D                     PAGE 5 OF 6 PAGES
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Common Stock issuable upon the exercise of options that are exercisable within
60 days after September 1, 2005) representing approximately 6.4% of the Company's shares of Common Stock outstanding, and the proxy given to Acquisition Corp. applied to all of such Shareholders' Shares, including the 1,923,949 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days after September 1, 2005.

         As discussed in Item 4, Acquisition Corp. required the Shareholders to enter into the Voting Agreements as an indication of their support for the Transaction and their willingness to vote their Shares in favor of the Transaction. More specifically, the Shareholders agreed to vote their Shares (and the proxy described above gives Acquisition Corp. the right to vote the Shares to which it applies) (i) in favor of approval of the Purchase Agreement and the Transaction and any matter necessary for consummation of the Transaction and (ii) against approval of any Acquisition Proposal or any action which could materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Transaction.

         (c)  None.

         (d) To our knowledge, the Shareholders each have the sole right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Shares owned by them.

         (e)  Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.



ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this Schedule 13D:

         Exhibit 1. Asset Purchase Agreement dated as of September 1, 2005 by and among Axeda Systems Inc., Axeda Systems Operating Company, Inc., Axeda IP, Inc. and ASOC Acquisition Corp. (filed as Exhibit 10.35 to the Company's Form 8-K filed on September 8, 2005 and incorporated herein by reference) (SEC File No. 0-26287).

         Exhibit 2. Voting Agreement dated as of September 1, 2005, by and between ASOC Acquisition Corp. and each of Robert M. Russell, Jr., Dale Calder, Paul Vais, Karen Kupferberg James Hansen, Richard MacKeen and David Bennett (filed as Exhibit 10.36 to the Company's Form 8-K filed on September 8, 2005 and incorporated herein by reference) (SEC File No. 0-26287).
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CUSIP NO. 054959101                    13D                     PAGE 6 OF 6 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    September 19, 2005                          ASOC ACQUISITION CORP.



                                                     By: /s/ Bradford Woloson
                                                         -----------------------
                                                         Bradford Woloson
                                                         President